Mail Stop 0510
May 9, 2005

By U.S. mail and facsimile to (718) 784-1943

Mr. Richard W. Lucas
Chief Financial Officer, KSW, Inc.
37-16 23rd Street
Long Island City, NY 11101

Re:	KSW, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      File No. 0-27290

Dear Mr. Lucas:

We have reviewed these filings and have the following comments.
If
you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for the Period Ended December 31, 2004

General
Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your report on Form 10-Q for the quarter ended June 30, 2005.

Backlog, page 5
Please tell us and disclose the portion of your backlog not reasonably expected to be filled within the current fiscal year.
Include in your discussion seasonal or other material aspects of the backlog. Refer to Item 101(c)(viii) of Regulation S-K.


Item 3  Legal Proceedings, page 7
Please update us on the status of your pending litigation versus
NAB
Construction Corp. In light of the elapsed time involved in litigating your claims, please tell us if you have reconsidered accruing for the potential loss of these receivables.

Note 4-Contracts Receivable, page F-20
Please tell us and disclose the nature of the components of
Accounts
Receivable-Long Term. Additionally, disclose in your contract receivable accounting policy the typical terms of your accounts and contract retention receivables and what type of contract activity would give rise to the long term receivables.
*     *     *
Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 824-5459 or to the undersigned at (202) 824-5373.

Sincerely,


John Cash
Accounting Branch Chief
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KSW, Inc.
Form 10-K
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE